UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number: 000-51694

IncrediMail Ltd.
(Translation of registrant's name into English)

4 HaNechoshet Street, Tel-Aviv, Israel 69710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

IncrediMail Ltd.

On May 10, 2007, IncrediMail Ltd. issued a press release announcing its financial results for the period ended March 31, 2007. A copy of this press release is annexed hereto as Exhibit 1 and is incorporated herein by reference. IncrediMail Ltd. also announced today that Ms. Elisabeth DeMarse, one of the Company's external directors, has submitted her resignation from the company's board of directors effective June 1, 2007, due to personal reasons.

Exhibits

Exhibit 1	Press release dated May 10, 2007, announcing the financial results of IncrediMail Ltd. for the period ended March 31, 2007.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2007	IncrediMail Ltd. By: /s/ Yaron Adler —————————————— Yaron Adler Chief Executive Officer